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Exhibit 99(a)(12)

FOR IMMEDIATE RELEASE

CLARY CORPORATION BOARD RECOMMENDS CASH TENDER OFFER

        MONROVIA, CALIFORNIA—December 17, 2002—Clary Corporation, a leading provider of continuous and back-up power systems, and Dynamic Power Corporation ("DPC"), a corporation formed by Addmaster Corporation and members of the John G. Clary family, jointly announced today that they have entered into an agreement and plan of merger in connection with the acquisition by DPC of all of the outstanding Clary Corporation (PCX: CLY; Pink Sheets: CLRY) common shares, including common shares issuable upon the exercise of vested employee stock options, and Series A preferred shares not already owned by DPC.

        DPC has previously announced a cash tender offer for the Clary securities, pursuant to which DPC is offering $2.00 net in cash for the each common share and $5.50 net in cash for each Series A preferred share, for a maximum total purchase price of approximately $2.6 million. The tender offer is expected to commence on December 17, 2002 and close by January 16, 2003. DPC's obligation to purchase any Clary Corporation shares under the terms of the offer is subject to a sufficient number of shares being tendered and not withdrawn before the offer expires so that DPC will own at least 90% of each class of outstanding shares of Clary Corporation on a fully diluted basis. DPC, in its sole discretion, may waive this condition.

        Pursuant to the agreement and plan of merger, if a sufficient number of shares are tendered to meet the 90% condition, DPC will act to merge with and into Clary Corporation. Following the merger, Clary Corporation will be de-listed from the Pacific Exchange and will operate as a privately-held company. The offer and merger agreement contain customary terms and conditions for transactions of this type, but are not subject to a financing condition. Addmaster is prepared to finance the offer and merger pursuant to a loan agreement with DPC.

        DPC is controlled by Addmaster, a manufacturer of business machines, and the Clary family. John G. Clary is the chairman, president and chief executive officer of Clary Corporation. John G. Clary also serves as the president and chief executive officer of Addmaster and is the president and sole director of DPC. Pursuant to share transfer agreements with Addmaster and the Clary family, DPC has obtained beneficial ownership of approximately 55.2% of the total number of outstanding common shares of Clary Corporation on a fully-diluted basis.

        The board of directors of Clary Corporation, based in part upon the recommendation of a special committee of disinterested directors of Clary Corporation, none of whom is affiliated with DPC, Addmaster or members of the Clary family, by unanimous vote (with two of the DPC-affiliated directors abstaining and one not in attendance) has (i) determined that the offer, the merger agreement and the merger of Clary Corporation and DPC is fair from a financial point of view to, and in the best interests of, the unaffiliated shareholders, (ii) approved the offer, the merger agreement and the merger of the Company and DPC and (iii) recommended that the unaffiliated shareholders accept the offer and tender their shares pursuant to the offer.

        The Mentor Group advised the special committee and rendered a fairness opinion to the board. The special committee also relied on legal advice from independent legal counsel retained by the special committee.

        Russell T. Gilbert, chairman of the special committee, announced "we are pleased by the all cash offer at a price that reflects a substantial premium to the market price immediately prior to the November 6, 2002 public announcement by DPC of its proposal to acquire the remaining publicly-held shares. The Clary board considered the tender offer and the fairness opinion rendered by The Mentor Group and determined that the terms of the agreement and plan of merger are advisable, fair to and in the best interests of Clary's unaffiliated shareholders. Accordingly, our board recommends that the unaffiliated shareholders of Clary Corporation accept DPC's offer by tendering their shares under the terms of the tender offer."

        Mr. Clary, who will remain chairman and chief executive officer of Clary Corporation after the merger, stated "Clary Corporation is pleased to be a part of this cash tender offer. This offer will provide value and liquidity to the public stockholders of the company at a purchase price higher than the market price for the common shares prior to the announcement of the offer."

        D.F. King & Co., Inc. is serving as the information agent and U.S. Stock Transfer Corporation is serving as the depositary in connection with the tender offer.

ABOUT CLARY CORPORATION

        Clary Corporation is a leading provider of continuous power systems. The company produces an uninterruptible power system that can both smooth out voltage fluctuations and maintain a power loan under power blackout conditions. The company's common shares trade on the Pacific Exchange under the symbol CLY and on the Pink Sheets under the symbol CLRY. For more information, visit Clary Corporation's website at www.clary.com.

ABOUT DYNAMIC POWER CORPORATION

        Dynamic Power Corporation is a new company formed by Addmaster Corporation and the Clary family in connection with the tender offer to acquire all of the outstanding shares of Clary Corporation.

ABOUT ADDMASTER CORPORATION

        Addmaster Corporation is the leading manufacturer of bank teller receipt printers and supplier of inkjet technologies. Its clientele includes some of the country's preeminent financial institutions. Its array of services also includes retail inkjet printers for point-of-service systems, mechanisms for original equipment manufacturer applications, and MICR reader decoder boards. For more information, visit Addmaster's website at www.addmaster.com.

        THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF CLARY CORPORATION (THE "COMPANY") OR A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"). ONCE THE TENDER OFFER IS COMMENCED, DPC WILL MAIL OFFERING MATERIALS TO THE COMPANY'S SHAREHOLDERS AND WILL FILE ALL NECESSARY INFORMATION WITH THE SEC. THE OFFERING MATERIALS WILL ALSO INCLUDE THE FORMAL RECOMMENDATION OF THE BOARD OF DIRECTORS OF CLARY CORPORATION ON SCHEDULE 14D-9. INVESTORS ARE URGED TO READ THE TENDER OFFER/GOING PRIVATE STATEMENT FILED ON SCHEDULE TO/SCHEDULE 13E-3 BY DPC, THE CLARY CORPORATION SCHEDULE 14D-9 AND OTHER RELEVANT DOCUMENTS REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED BY DPC AND CLARY CORPORATION, WITHOUT CHARGE THROUGH THE SEC'S WEBSITE, WWW.SEC.GOV. THESE DOCUMENTS WILL ALSO BE MADE AVAILABLE WITHOUT CHARGE TO ALL OF CLARY CORPORATION'S SHAREHOLDERS BY CONTACTING THE INFORMATION AGENT FOR THE OFFER.

Contacts:

  DYNAMIC POWER CORPORATION/ADDMASTER CORPORATION
  225 East Huntington Drive
  Monrovia, California 91016
  Phone: (626) 305-9109
  Contact: John G. Clary

  CLARY CORPORATION
  1960 S. Walker Avenue
  Monrovia, California 91016
  Phone: (626) 359-4486
  Contact: Don Ash

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  Exhibit 99(a)(12)
CLARY CORPORATION BOARD RECOMMENDS CASH TENDER OFFER